Exhibit 99.2
1 Qiao Xing Universal Resources, Inc. (NASDAQ: XING)

2 Safe Harbor Statement Our comments today may contain forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995. Although we believe our expectations expressed in such forward looking statements are reasonable, we cannot assure you that they will be realized. Investors are cautioned that such forward- looking statements involve risks and uncertainties that could cause actual results to differ materially from the anticipated results, and therefore we refer you to a more detailed discussion of the risks and uncertainties in the Company's filings with the Securities & Exchange Commission. The forward-looking statements contained in this presentation are made only of this date, and XING is under no obligation to revise or update these forward-looking statements.

NASDAQ Listed: XING Share Price (02/25/2010) $1.96 52 Week Range $0.90-$2.87 Market Cap $172.7 Million Shares Outstanding (02/25/2010): 88.1 Million Average Volume (3 Months) 780,929 Net Cash (June 2009): $443.05 Million Book Value (June 2009): $482.40 Million P/B: 0.36x Equity Snapshot 3

Legacy: Telecom Business 4 Indoor phone and low- end mobile phone Sold in November, 2009 to Dragon Fu Investment Limited Higher-end mobile phone To be spun off in 2010 via distribution of Qiao Xing Mobile Communication (NYSE: QXM) to existing Qiao Xing Universal shareholders or dispose the mobile phone business in other ways Molybdenum Entered into the molybdenum business through the acquisition of China Luxuriance Jade Company, Ltd. in Inner Mongolia Other Related Opportunities Entered the copper-tin business through the acquisition of Guangxi Hongyuan Mining Co. in Guangxi Province XING continues to evaluate opportunities to make resources related acquisitions to accelerate its growth Company Overview Now and Future: Resource Business

Corporate History

Qiao Xing Universal

- 61.1% — Qiao Xing Mobile Communication (NYSE: QXM)
- 100% — China Luxuriance Jade Company
  - 100% — Huizhou Taiherui Information Technology Co., Ltd.
    - 100% — Chifeng Zhongyuan Mining Co., Ltd.
      - 100% — Chifeng Haozhou Mine
    - 100% — Guangxi Hongyuan Mining Co., Ltd.
      - 60% — Guangxi Yinping Mine

Goal: To Become a Pure Resources Player

Plan to acquire interest in copper-tin mine, expands into Southwest China	Jan 2010
Divested indoor phone and low-end mobile phone business	Nov 2009
Entered the resources industry through acquisition of China Luxuriance Jade, a molybdenum mining company	Apr 2009
Announced plan to enter the resources industry	Nov 2007
QXM listed on NYSE	May 2007
Acquired 65% equity in CEC Telecom Co., Ltd. via its subsidiary Qiao Xing Mobile QXM)	Feb 2003
First Chinese private company to list on NASDAQ: XING	1999

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6 China is committed to making significant investments in infrastructure that is expected to drive demand for moly as well as other mineral resources The global economy is recovering and growth in industrial production is supporting demand commodities generally Resources is a Stable Industry with Attractive Opportunities in China Grade for proved and probable ore reserve at 0.39%. Revenue of $14.2M and net profit of $4.5M from June to September of 2009 Expected to grow eventually to contribute net profit over $24M in fiscal year of 2011 High-Quality Molybdenum Assets Provide Immediate Catalyst for Growth Qiao Xing Universal has been a public company on Nasdaq for over 10 years Management has a track record of execution in the mining industry Experienced Management Team Net cash in excess of $443 million as of June 30 2009, equivalent to $5.03 per share Trading below net cash, and at deep discount to book (0.36x book) Close comparables trade at book value Solid Financial Condition and Attractive Valuation Investment Highlights Acquisition of more resource businesses is on the management's agenda. More reserve to be detected in the unexplored mine area Focused Growth Strategy

Source: IMOA,CIBC World Markets and Company Reports. Significant opportunity for growth driven by rapid growth of the Chinese economy and increased spending on infrastructure projects in China Breakdown of Demand for Molybdenum Molybdenum Characteristics and Demand Drivers Molybdenum Opportunity 7 Unique physical characteristics include high melting temperature, and high strength to weight ratio: Adding Molybdenum to steel improves strength, heat resistance, corrosion resistance Used in catalysts, it lowers sulphur levels of fuel Unique physical qualities drives demand from steel, atomic energy, oil and gas, petrochemical and refining sectors, all of which have strong long term outlook in China and abroad Long-term global demand growth remain robust at 4- 5%, with China demand growth above average New Molybdenum supply pipeline is constrained due to recent credit crisis Cash-producing assets are well positioned to capitalize on growing demand

Source: Deutche Bank, CIBC World Markets and Company Reports. Significant opportunity for growth driven by rapid growth of the Chinese economy and increased spending on infrastructure projects in China China Monthly Steel Production Stronger than Expected Moly Price is Recovering... Moly Oxide (US$) 2009 2010 2011 2012 long-term Deutche Bank 12.35 16 16 16 16 CIBC World Markets 11 16 16 15 14 .... and is Forecast to Continue to Rise Molybdenum Opportunity 8

9 Owns license to explore a mine covering 53.9 km2 , where 32.3 km2 have proven reserves of 30,985 tons of Molybdenum; the remaining 21.6 km remain unexplored, but likely to contain additional reserves of copper-molybdenum and other metals. Mine is located approximately 745 km northeast of Beijing, with well-developed highway and railway systems as well as established power lines, water supply & recycling system Existing production facility has capacity to produce 3,500 tons of molybdenum concentrate per annum XING Molybdenum Assets Corporate Headquarters Mine Molybdenum Processing Plant in Chifeng - Inner Mongolia

10 Loading & Hauling Crushing & Grinding Floating Filtering Market 1 2 3 4 5 Molybdenum Production Process Moly Ore Moly Concentrate

11 XING is Engaged in the Production of Molybdenum Concentrate Roaster Molybdenum Oxide Smelter Ferromolybdenum Pure Molybdenum Oxide Molybdates and other chemicals Molybdenum metal Steel and steel alloying Catalysts Chemical Carbon steel Molybdenum metal and alloys Scrap End users Industry Focus and Customers Customer Direct sale to producers No distribution channel required

12 Management expects the Molybdenum plant to generate net profit of US$24 million in fiscal year of 2011, at current prices and exchange rate. Capacity Expansion - '000 Tons of Ore Processed Cost and Capacity Expansion Cash Cost @ $20.8 per ton of ore mining

13 Experienced management With years of mining expertise Utility Supply stable and low cost supply of water & electricity Mine Development Fast & well planned development with reliable construction Cost Advantage high grade ore provides low unit cost Good Location well-established infrastructure enables ease of transportation Potential Reserves Upside from additional reserves in unexplored area Low Cost Producer with Attractive ROI even at Currently Depressed Moly Prices Molybdenum Competitive Position

14 Telecom Assets Qiao Xing Mobile Communication Co., Ltd. domestic manufacturer of mobile handsets operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary focuses on differentiated and higher margin products targeting Chinese middle class with VEVA series launched in 2008 has manufacturing facility in Huizhou, Guangdong Province, and two R&D centers in Huizhou and Beijing Next Step XING currently owns 61.1% shares in QXM. considering plans for QXM to stay in line with XING's overall resources strategy Telecom Assets

15 complete sale of indoor phone and lower-end mobile phone business in November 2009 Considering plans for QXM to stay in line with XING's overall resources strategy change name to Qiao Xing Universal Resources, Inc. in late December enter into other resources, including coking coal, tin and copper in 2010 expand Moly processing capacity in 2010 and 2011 to 540,000 tons explore the remaining 21.56 sq km of the Moly mine; if more reserves detected, further expand capacity Pure Resources Player Resources-focused Growth Strategy

16 Other Resources Assets Mine Copper-Tin Mine in Yinping - Guangxi Potential tin reserve of 15,000 tons, of which 7000 tons are proven and probable Tin grade over 1%, well above the worldwide average grade of 0.45% Current milling capacity at 50 tons of ore per day. XING is entitled to 60% profit from the mine in exchange for a commitment to invest approximately RMB20 million (US$2.9 million) to add a milling plant with capacity of 200 tons per day. While the expansion is expected to be completed by June 2010, XING is also considering the possibility of increasing the milling capacity to 300 tons per day. At current prices the mine is expected to generate net income of US$2.6 million, with US$1.6 million accruing to XING per year when it reaches capacity of 200 tons per day.

Management

Mr. Ruilin WU **Chairman & CEO**	• 19 years of management and entrepreneurial experience • Executive Commissioner of the China National Association of Industry and Commerce and Senior Analyst of the China National Condition and Development Research Center
Mr. Aijun JIANG **Chief Financial Officer**	• 10 years of corporate finance background • Former head of Finance, Tiens Biotech Group, Inc. (AMEX:TBV) • Registered member of ACT, ACCA of UK and CPA of China
Mr. Zhe LIU **General Manager and General Engineer, Smelting**	• 24 years of experiences in the metallurgy industry • Deputy General Manager and General Engineer with Chifeng Fubang Copper Co., Ltd. and Baotu Huading Copper Co., Ltd. successively • Holds bachelor's degree in Chemical Engineering from University of Science &Technology Beijing and MBA degree form Capital University of Economics and Business
Mr. Yinhua LUO **Deputy General Engineer, Smelting**	• 20 years of experiences in the smelting industry • Deputy General Manager and Deputy General Engineer responsible for production with Chifeng Fubang Copper Co., Ltd. • College diploma from Inner Mongolia University of Science& Technology.
Mr. Xueshi SUN **Senior Engineer, Mining**	• 18 years of experiences in the mining industry • General Manager of Lixi Tonghe Mining Co., Ltd, a Inner Mongolia based company • Extensive background in lead-zinc mines in the Balinzuo Banner of Inner Mongolia • Holds bachelor's degree with a major in mining from Hebei Polytechnic University

Seasoned Management Team with International Management Experience and Solid Industry Expertise

* Real Gold Mining Ltd. was listed in Hong Kong on Feb 23, 2009

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18 Peer Valuation Company QIAO XING China Molybdenum Jinduicheng Molybdenum Thompson Creek Exchange NASDAQ Hong Kong Shanghai TSX/NYSE Ticker XING 3993 601958 TC Shares Outstanding ('000) 88,100 1,311,156 3,226,604 139,232 Recent Price 1.96 6.30 20.80 11.11 Market Cap (Local Currency) 172,700 8,260,283 67,113,363 1,546,868 Market Cap (In US$ '000) 172,700 1,065,843 9,829,139 1,546,868 Cash (US$ '000 - MRQ) 443,050 878,597 1,067,741 303,500 Debt (US$ '000 - MRQ) 264,889 342,772 10,984 4,400 Book Value (US$ '000 - MRQ) 482,400 1,602,780 1,946,556 1,101,700 P/E (2009E First Call) NA 39.0X 89.0X 30.0X P/E (2010E First Call) NA 16.0X 46.0X 10.0X P/B (2009E First Call) 0.36X 2.4X 5.1X 1.4X P/S (2009E First Call) NA 1.9X 15.4X 4.1X

19 Preliminary Q3-FY2009 Results In US$ Million Consolidated Molybdenum Q3FY2009 Q3FY2009 Net Sales 58.8 14.2 Gross Profit 15.5 7.4 Net Profit N/A* 4.4 *Note: the Company's Consolidated Net Profit figure should include fair value changes of its Liability-classified embedded derivatives related to the Convertible Notes issued. The Company usually engage third party to do the valuation for first-half financial statements and annual report.

20 Summary Income Statement In US$'000 For six months ended June 30 For six months ended June 30 For six months ended June 30 For the year ended Dec 31 For the year ended Dec 31 2009 2008 2008 2008 2007 Net sales 168,519 183,267 380,352 380,352 567,153 Cost of goods sold (135,945) (132,104) (251,964) (251,964) (424,396) Gross profit 32,574 51,162 128,388 128,388 142,757 Operating expenses (39,640) (22,642) (84,675)^ (84,675)^ (37,715) Income from operations (7,066) 28,520 43,713 43,713 105,041 Net non-operating income (loss) (17,150) 1,742 ^- ^- 67,563 Income before income tax (24,216) 30,262 25,183 25,183 172,604 Provision for income tax (5,197) (9,264) (24,066) (24,066) (18,171) Net income (loss) to common stock (26,947) 6,553 (20,049) (20,049) 132,334 Basic earnings (loss) per share (0.53) 0.21 (0.65) (0.65) 3.58 Diluted earnings (loss) per share (0.53) 0.21 (0.86) (0.86) 3.54

21 Summary Balance Sheet In US$'000 June 30 Dec 31 2009 2008 Cash and cash equivalents 443,054 495,614 Total current assets 791,217 865,903 Total assets 1,003,873 930,814 Total current liabilities 335,454 344,935 Long-term liabilities 40,509 - Total liabilities 375,963 345,967 Total stockholders' equity 482,398 436,985 Total liabilities and stockholders' equity 1,003,873 930,814

22 Leveraged to Significant Growth Opportunity Driven by Infrastructure Investment in China Cash Producing High-Quality Molybdenum Assets Provide Immediate Catalyst for Growth Solid Competitive Position as Low Cost Producer Experienced Management Team Solid Financial Position Attractive Valuation - Trading Below Cash on Hand Investment Summary

23 Company Rick Xiao, VP Qiao Xing Universal Resources, Inc. Tel: +86-752-2820268 Email: rick@qiaoxing.com Investor Relations Ed Job, Account Manager CCG Investor Relations Tel: +1-646-213-1914 Email: ed.job@ccgir.com www.ccgirasia.com Independent Auditor Crowe Horwath LLP Contact US Securities Counsel Andrew N. Bernstein, P.C.